July 17, 2009

Stephen Krikorian, Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4561

Re:	CyberSource Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed on February 27, 2009

Form 10-Q for the quarterly period ended March 31, 2009

Filed on May 8, 2009

File No. 0-26477

Dear Mr. Krikorian:

CyberSource Corporation (“CyberSource” or the “Company”) hereby submits the responses set forth below to the comment letter dated June 15, 2009 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the filings listed above. For convenience, the text of the Staff’s comments is retyped in bold with our responses immediately below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

CyberSource Products and Services

CyberSource Payment Solutions, page 4

1.	You appear to provide two functions in the payment process for your merchant customers, one as the “payment gateway,” and second, as the “merchant acquirer.” You can perform one or both functions for your merchant customers, if desired. However, your role in the payment process and the vocabulary used does not appear that it would be easily understood by investors unfamiliar with how card and other major payment systems function. Diagrams or a graphical illustration of the payment process and the entities involved could be helpful, specifically identifying your role(s) and what each role(s) entails, such as for the “merchant acquiring” function, the sponsorship required to perform as such, the process by which you decide to underwrite a merchant, and the services that you then provide in this function.

In future filings addressing CyberSource’s products and services, we will revise the discussion of our payment solutions in a manner responsive to the Staff’s comment.

Risk Factors

“Our revenue and customer relations could be impacted if we were to lose bank sponsorship,” page 12

2.	You disclose that Harris Bank, N.A. is your bank sponsor, and that your current agreement renews automatically in March of each year. Although you have not received any non-renewal notice, you disclose that if Harris Bank was to terminate the agreement and you were not able to obtain another bank sponsor, you would be unable to provide global acquiring services, which accounted for 34.3% of your total revenues at fiscal year end. Please tell us what consideration you have given to filing this agreement as a material contract upon which your business is substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K.

In preparation for filing our annual report on Form 10-K, we considered whether the Harris Bank agreement constituted a material contract within the scope of Item 601(b)(10) and determined it did not. The essence of the risk factor, as reflected by its final sentence, is that CyberSource requires a bank sponsor to provide acquiring services. The agreement with Harris Bank is relevant to acquiring services provided in the United States. Under the terms of the agreement with Harris Bank, any notification of non-renewal by either party requires 180 days notice. Furthermore, we regularly evaluate alternative sponsorships and other relationships with financial institutions. Therefore, we believe that CyberSource could obtain alternative bank sponsorship within 180 days if Harris Bank decides not to renew the current agreement.

“Our fraud detection services and marketing agreement with Visa U.S.A. can be terminated,” page 13

3.	You discuss your agreement with Visa U.S.A. to jointly develop and market CyberSource Advanced Fraud Screen Enhanced by Visa (CAFSSEV), and then also with Visa Canada to market CAFSSEV as well. You disclose that you cannot quantify the market value of the relationships with Visa, and therefore that termination of either agreement or both may adversely impact the marketability of your fraud screening technology. We also note that risk and security management is highlighted in your CEO’s letter to shareholders as a main growth strategy for your company. Please tell us what consideration you have given to filing this agreement as a material contract upon which your business is substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K.

In preparation for filing our annual report on Form 10-K, we considered whether the Visa relationships encompassed any material contract within the scope of Item 601(b)(10) and determined they did not. Consumer use of online payment services has become more widely accepted since we initially developed our marketing strategy with Visa near the beginning of this decade. While our relationship with the widely-recognized Visa brand remains important, we do not believe our business is substantially dependent upon the agreement with Visa. As stated in the risk factor, termination of the agreements will neither impact our ability to sell our fraud screening services nor otherwise have a material adverse impact upon us, based upon the relatively small amount of royalties we pay to Visa. Furthermore, we do not believe that termination of the Visa agreement would have a material impact on the efficacy of our fraud screening services.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.	For clarity, you may want to provide a separately captioned section on your off-balance sheet arrangements. See item 303(a)(4) of Regulation S-K. In this regard, we note your statement in note 1 to the financial statements that you do not have any off-balance sheet concentration of credit risk.

In future filings containing Item 303 disclosure, we will add a separately captioned section addressing off-balance sheet arrangements.

Overview, page 22

5.	Please tell us how you considered the guidance in SEC Release No. 33-8350 with respect to addressing in the overview such factors as key performance indicators, known material trends and uncertainties, and other principal factors relied upon by management in evaluating your financial condition and operating results. As an example, we note that in your CEO’s letter to shareholders, he discusses key operating metrics, such as transaction volume, authorization dollars processed, and new customer sign ups, as well as your key prospects for growth including international expansion, risk and security management, and your reseller and partner channels. Similar information was discussed in your earnings conference call for the fourth quarter ended December 31, 2008.

We acknowledge the Staff’s comment that management provides more detail about operating metrics and growth prospects in communications furnished to shareholders. In future filings containing Item 303 disclosure, we will reassess the Commission’s guidance in Release No. 33-8350 with a view toward providing more information to promote an understanding of the Management’s Discussion and Analysis section.

Results of Operations

Years Ended December 31, 2008 and 2007, page 25

6.

You had a $112.0 million, or 95.8%, increase in revenues year over year, driven primarily (79%) by your acquisition of Authorize.net on November 1, 2007. You further disclose that about 16% of the increase was from existing customers, primarily resulting from an increase in global acquiring revenue, as well an increase in transaction volumes processed. The remaining increase was from revenues from new customers. The underlying business reasons for these changes are often not discussed. Please describe the underlying factors that contributed to revenues from existing customers increasing by 16%, including global acquiring revenues and payment gateway revenues. In regard to the revenues from new customers, please disclose the number of new customers, and net new customers, signed up in the fiscal year, and how that compared to your prior fiscal year. We note that you provide new customer information in your CEO’s letter to shareholders, and also discuss this in your fourth quarter earnings conference call. Please also tell us what consideration you have given to discussing the nature of these new customers, in terms of customers for your payment gateway services or your merchant acquiring services; enterprise or small business customers. See Item 303(a)(3)(iii) of Regulation S-K and Section II.D of SEC Release 33-6835 for further guidance. This comment also applies to your Form 10-Q for the quarter ended March 31, 2009.

Consistent with our response to comment 5 above, in future filings containing Item 303 disclosure, we will reassess the Commission’s guidance in Release No. 33-8350 and we specifically will consider discussing the number of gross and net customer additions during the period and the number of gross and net global acquiring customer additions during the period. We also will consider disclosing the underlying factors relating to any increase or decrease in revenues from existing customers.

Please be aware, however, that we generally believe the number and dollar value of transactions processed are more relevant metrics in assessing CyberSource’s results of operations, as opposed to the number of customers added on a gross and net basis in a given period. CyberSource currently has more than 260,000 customers. Their business models are diverse and may include retail, travel, technology, services, media, telecom, colleges and universities, charities, and other categories. No one customer accounts for more than 10% of overall revenue. Given this diverse customer base, it is difficult to definitively describe the underlying factors that contribute to an increase in revenue from existing customers. Similarly, given this diverse customer base, it is difficult to definitively describe how much of growth from existing customers is attributable to an increase in volume resulting from an increase in the customers’ sales versus the customers’ adoption of new services.

7.	Please tell us if you have considered discussing margins obtained on your large enterprise customer contracts as compared to your contracts with smaller business, and if any one or other industry segment has had a divergent impact on your profitability.

Prior to November 2007, CyberSource provided payment services primarily for enterprise customers. In November 2007, we completed the acquisition of Authorize.Net, a company that provided payment processing services primarily to small business customers. Upon acquiring Authorize.Net, we substantially integrated all of its corporate functions into CyberSource, with the exception of the respective sales teams which remain autonomous. Because we include the payroll costs of operations and customer service functions, (as well as depreciation of hardware and software) in cost of sales and because these functions and assets are used to service and support both our enterprise and small business customers, we do not track specific gross margins for enterprise and small business customers. Further, due to this integration of Authorize.Net, we view CyberSource’s business as one segment, transaction processing services, and account for the combined company accordingly. Prior to the acquisition of Authorize.Net, the historical margins for gateway services of CyberSource were substantially similar to historical margins for gateway services of Authorize.Net, which we believe would have remained consistent had we not consolidated the operations of the two businesses.

Item 8. Financial Statements and Supplemental Data

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 36

8.	We note that your arrangements appear to include multiple elements such as monthly transaction processing fees and global acquiring fees, support service fees and set-up fees. Please explain how you have considered the criteria in paragraph 9 of EITF 00-21. Tell us how you determine the units of accounting and allocate value to the deliverables. As part of your response, you should also clarify how you recognize and allocate payment processing transaction service revenues that include gateway fees and set-up fees. In addition, tell us your consideration of providing enhanced disclosures to clearly describe your accounting policy for each unit of accounting as well as how units of accounting are determined and valued. We refer you to Question 1 of SAB Topic 13.B.

CyberSource has a standard price list and a customer can request that we perform any number of services on their behalf on any given order. We separately price and invoice for transaction processing fees, global acquiring fees and support service fees, all of which are classified as transaction services revenue. Therefore, each service performed has a standalone value. In addition, the revenue associated with each type of transaction service fee is recognized separately as the respective service is performed. Set-up fees, which also are priced and invoiced separately, are deferred and recognized over the expected life of the merchant to the extent that the life can be estimated or, if not estimable, then over the contract period. There are no undelivered services at the end of any given period. The respective fees are invoiced monthly based on the customer’s monthly activity. As a result, CyberSource recognizes its transaction services revenue in accordance with SAB 104, which is disclosed as a critical accounting policy. Accordingly, we not believe enhanced disclosure is needed. We also have considered EITF 00-21 and determined that the delivered services have value to the customer on a standalone basis and that there are no undelivered services and, accordingly, allocation of revenue is unnecessary.

9.	We note from your disclosures that certain global acquiring fees are being recognized on a gross basis as you are the primary agent in the transaction in the period the merchant’s transactions are processed. Please tell us whether you have any payment processing transaction service arrangements that are recognized on a net basis in accordance with EITF 99-19. Explain whether your payment processing transaction service revenues that include gateway fees are recorded on a gross or net basis in accordance with the criteria set forth in paragraphs 7-17 of EITF 99-19. Clarify how your revenue recognition policy differs for arrangements that include global acquiring fees compared with those arrangements that include gateway fees.

We record global acquiring fees on a gross basis in accordance with EITF 99-19 as CyberSource is the primary agent in the transaction. In instances in which we perform global acquiring services, CyberSource is underwriting the customer and therefore CyberSource includes interchange fees assessed by Visa and MasterCard in revenue and cost of sales. There have been no instances to date in which global acquiring fees were recorded on a net basis, i.e., where interchange was excluded from revenue and cost of sales.

In instances where we only are providing gateway services and not underwriting the customer, interchange fees are not charged to the customer by CyberSource, nor is CyberSource assessed an interchange fee from Visa or MasterCard. In these instances, we are merely charging the customer a per transaction fee for transmitting the transaction to the payment processor. We record the per transaction fee as revenue during the period in which the transaction was processed. The costs of transmitting the transaction are recorded as cost of sales.

In both instances where we only provide gateway services and global acquiring services, revenue is recognized during the period in which the transaction was processed.

Segment Information, page 37

10.	We note from your disclosures on page 4 that to properly service the diverse needs of your customers the market is divided into two customer profiles, enterprise and small business merchants. We further note from your fourth quarter earnings conference call that you operate in different vertical markets such as retail, travel, technology, services, media, telecom, colleges and universities, charities, and other emerging categories. Tell us how you considered the criteria for separate operating segments pursuant to paragraphs 10 through 15 of SFAS 131 or how you have met the aggregation criteria of paragraph 17 of SFAS 131.

SFAS 131, paragraph 10 defines an operating segment as a component of an enterprise, “…whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.” As noted in our response to comment 7 above, upon completing the acquisition of Authorize.Net, we integrated all corporate functions with the exception of the respective sales teams which remain autonomous. As a result, our chief operating decision maker reviews operating results at a consolidated level and discrete financial information is not available for the two customer profiles highlighted by the Staff in our Form 10-K.

During the fourth quarter, due to the macro-economic slowdown, we received numerous questions from the investor community regarding our reliance on the retail vertical. As a result, in the fourth quarter, we reviewed our largest 200 customers and noted that a wide variety of vertical markets were represented and decided to highlight the diversity of this customer base during the fourth quarter earnings conference call. On a regular basis, however, there is no discrete financial information available from which operating results could be derived and regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated and performance to be assessed.

Note 7. Funds Due to Merchants, page 45

11.	We note that you have $12.2 million of funds that you are holding for merchants. Please expand your disclosures to explain the reason for classifying these funds as cash and cash equivalents rather than as restricted cash. Clarify the terms and conditions associated with your funds due to merchants.

CyberSource’s customer agreements do not contain terms or conditions that legally restrict the use of cash amounts shown on our balance sheet related to funds due to merchants. In future filings, we will expand our disclosure to state this reason for classifying cash related to funds due to merchants as cash and cash equivalents.

Item 11. Executive Compensation (incorporated by reference to the Definitive Proxy Statement filed on March 31, 2009)

Compensation Discussion and Analysis

Base Salaries, page 12

12.	Please clarify whether or not the peer group companies identified under Long-Term Compensation are the same companies used for comparing base salaries.

Although the peer group companies are drawn from the same Radford survey, the actual companies selected are not necessarily the same. In setting long-term compensation policies for the broader employee population, the 22 companies listed in our proxy statement represent a peer group that we compete with when recruiting and retaining employees. In setting specific base salaries for executive officers, however, certain larger and smaller companies are excluded as unrepresentative of CyberSource’s size. A similar exclusion of larger and smaller companies is made in determining long-term compensation policies for executive officers. In future filings, we will clarify whether peer groups utilized in determining components of compensation are consistent for each component and, if not, we will explain the reason for distinct peer groups.

13.

We note that variations may occur from the 50th percentile, as dictated by experience level and individual performance. For any such variations that occur, please describe the individual factors used in forming base salary levels, and how such factors translated into the adjustments made to base salary.

We acknowledge the Staff’s comment. Generally, the referenced variations are not more than 15% from the 50th percentile and are made when the Compensation Committee believes an executive’s contributions are not necessarily equivalent to peer companies, whether because of the duties performed by the executive or differences between CyberSource’s operating model and those of peer companies. In future filings, we will describe the material individual factors used and how they impact the adjustments to base salary for named executive officers.

Long-Term Equity Incentive Compensation, page 13

14.	You benchmark to a disclosed peer group, setting target equity compensation at the median value paid to similarly situated executive officers. When determining specific grants, you use a guideline within a spread of plus or minus 35% around the target grant size in awarding actual grants. You further discuss low and high levels of grants, to be responsive to performance above or below your “performance objectives.” For each named executive officer, please describe the performance objectives, the actual performance relative to such goals, and disclose the low, target, and maximum grant levels that correspond to such relative achievement. You currently only disclose the actual grant awarded, with no reference points for investors to evaluate your compensation relative to performance.

We acknowledge the Staff’s comment. In future filings, except to the extent that doing so may cause CyberSource competitive harm, we will expand our disclosure to provide more detail about the performance objectives and metrics relative to each award.

Performance-Based Incentive, page 15

15.	We note that you have not disclosed the annual corporate performance target, i.e., non-GAAP operating income, on which your annual performance incentive compensation is based. If you have omitted performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K, we presume that you have a competitive harm analysis supporting your decision to not disclose the targets.

We acknowledge the Staff’s comment. We confirm that we determined that disclosure of these performance targets could cause CyberSource competitive harm if disclosed. In future filings, we will provide more information about the performance targets unless otherwise confidential, in which event, we specifically will address the degree of difficulty in achieving them.

16.	Please explain why NEO Cruickshank was awarded $253,750 in non-equity incentive plan compensation, when his maximum bonus—in the case of over-achievement of corporate performance targets—is disclosed as $190,000 in the grants of plan-based awards table.

We acknowledge the Staff’s comment. We confirm that the $253,750 entry for Mr. Cruickshank inadvertently was over-calculated by $63,750. The actual amount of his non-equity incentive plan compensation bonus was indeed $190,000. In future filings, we will disclose the appropriate amount.

Item 13, Certain Relationships and Related Transactions, and Director Independence, page 57 (incorporated by reference to the Definitive Proxy Statement filed on March 31, 2009)

17.	Please explain why you disclose under the section on Compensation Committee Interlocks that during fiscal 2008, from January 1 to July 31, 2008, you paid legal fees of $600,000 to Morrison & Forester LLP, a law firm in which Mr. Scudellari, one of your directors, was a partner at the time, rather than disclosing this under the section on Certain Related Party Transactions. Please also explain why all the disclosure required by Item 404(b) of Regulation S-K has not been included.

We acknowledge the Staff’s comment. The disclosure regarding Mr. Scudellari inadvertently was placed above the “Certain Related Party Transactions” heading rather than below. In future filings, we will ensure any Item 404(a) information, including Mr. Scudellari’s relationship as applicable, is disclosed under the appropriate heading.

The disclosure required by Item 404(b) is set forth under the caption “Procedures for Approval of Related Party Transactions.” As reflected there, CyberSource relies upon its Code of Ethics and Audit Committee Charter for the review, approval, or ratification of any transaction that may involve a conflict of interest, such as related party transactions. In light of the Staff’s comment, however, the Board of Directors of CyberSource will consider adopting a formal Related Person Transaction policy. In future proxy statements, we will ensure the disclosure regarding the material features of CyberSource’s policy and procedures for related person transaction specifically addresses each of the four examples cited in Item 404(b)(1)(i) and, as applicable, Item 404(b)(2) disclosure.

Form 10-Q For the quarterly period ended March 31, 2009

Item 1. Financial Statements

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 11. Net Income Per Share, page 12

18.	Explain why you have 4.1 million options to purchase shares of common stock that were excluded from the computation of diluted net income per share because the effect would be antidilutive for the period ended March 31, 2009. In this regard, we note that you had only 902 thousand options that were antidilutive for the period ended March 31, 2008. Please advise.

We excluded options from the computation of diluted net income per share because the effect would be antidilutive for the period ended March 31, 2009 compared to March 31, 2008. The number of excluded options increased primarily due to the decrease in the trading price of CyberSource stock over that time period. The average closing stock price during the quarter ended March 31, 2008 and 2009 was $15.06 and $12.27, respectively. We had granted approximately 3 million options at prices between $12.33 and $12.70 as of March 31, 2009.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

19.	We note that transaction volume appears to grow much faster than revenue growth. In your first quarter, your European operation processed a record 136.8 million transactions, an increase of 59% from last year. This 136.8 million is 24.7% of your total billable transactions of 553 million for the quarter. Yet, revenue from international merchants appeared relatively flat at 6.3% of total as disclosed in a risk factor on page 20. This divergence appears to be because you are unable to offer merchant acquiring services in Europe, due to your lack of a sponsoring bank, as your CEO discussed in your fourth quarter earnings conference call. Please tell us what thought you have given to discussing the divergence of transaction growth and revenue growth, at least in certain geographies, and the factors causing this divergence.

Consistent with our response to comment 5 above, in future filings containing Item 303 disclosure, we will provide more information about our international revenue. Please be aware that the risk factor cited in the comment refers to our merchants based outside the United States. By contrast, the transaction data cited in the comment includes our merchant customers based inside the United States who engage in transactions with European consumers and businesses.

* * * * *

On behalf of CyberSource, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (650) 965-6006, or in my absence, David Kim, General Counsel, at (650) 965-6092.

Sincerely,

/s/ Steven D. Pellizzer
Steven D. Pellizzer
Senior Vice President of Finance and Chief Financial Officer

cc:	William S. McKiernan, Chief Executive Officer

David J. Kim, Vice President, General Counsel & Corporate Secretary

CyberSource Corporation

Richard Scudellari, Esq.

David T. Mittelman, Esq.

Reed Smith LLP